Exhibit 99.1

High Tide Opens New Canna Cabana Location in Regina, and Provides Timing for Release of Fourth Quarter and Fiscal Year 2021 Financial Results and Webcast

CALGARY, AB, Jan. 14, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis store located at 155 Albert Street North in Regina, Saskatchewan, has begun selling recreational cannabis products for adult use. This opening represents High Tide's 107th branded retail location across Canada, and 7th in Saskatchewan, selling recreational cannabis products and consumption accessories. Building on the earlier successful launches of two other locations, this store will be the third Canna Cabana to open in Regina, Saskatchewan's capital and second-largest city. The new Canna Cabana store is located on Albert Street, which is a major north-south thoroughfare and commercial corridor in Regina. It is also one block south of the Northgate Mall, and is easily accessible from several nearby residential communities.

High Tide Inc. January 14, 2022 (CNW Group/High Tide Inc.)

"The Government of Saskatchewan has made the province one of the most attractive for private-sector cannabis retailers, and as a result of their business friendly orientation we will continue to invest in the province," said Raj Grover, President and Chief Executive Officer of High Tide. "Despite some delays with the building permit approvals process related to the pandemic, I look forward to announcing two additional Regina store openings in the coming weeks. Combined, this growth will make Canna Cabana one of the largest cannabis retailers in the city, and allow us to bring our innovative discount club concept to many more Reginans. Our revamped Cabana Club loyalty program has been well-received by our customers and I'm very encouraged by the results that I have seen so far. I look forward to sharing more information about its progress, as well as our fourth quarter 2021 results, on January 27th," added Mr. Grover.

RELEASE OF FOURTH QUARTER 2021 RESULTS AND WEBCAST

The Company also announced today that it will release its financial and operational results for the quarter and fiscal year ended October 31, 2021, after financial markets close on Thursday, January 27, 2022. High Tide's fourth quarter and fiscal year 2021 financial and operational results will be available on SEDAR and on the Company's website at www.hightideinc.com/invest.

Following the release of its fourth quarter financial and operational results, High Tide will host a webcast and conference call with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 6:00 PM Eastern Time on Thursday, January 27, 2022. The webcast and conference call will discuss High Tide's fourth quarter and fiscal year 2021 financial and operational results, as well as the Company's plans for 2022.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/701958923

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants may access the audio of the High Tide earnings event through either the new webcast format, or the conference call line below. However, any participant who wishes to ask a question must access the event via conference call, as the webcast does not support live questions.

Dial-In Information:

Canada Dial-In Number (Toll-Free): +1 833 950 0062

Canada Dial-In Number (Local): +1 226 828 7575

United States Dial-In Number (Toll-Free): +1 844 200 6205

United States Dial-In Number (Local): +1 646 904 5544

Dial-In Number for All Other Locations: +1 929 526 1599

Participant Access Code: 037197

*Participants will need to enter the participant access code before being met by a live operator*

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 107 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and CBDcity.com, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/14/c9054.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 14-JAN-22